

July 18, 2013

Via E-mail
Mr. John C. Lawrence
Chief Executive Officer
United States Antimony Corporation
P.O. Box 643
Thompson Falls, MT 59873

> **Re:** **United States Antimony Corporation**
> **Amendment No. 2 to Form 10-K for the Year Ended**
> **December 31, 2011**
> **Filed June 21, 2013**
> **File No. 001-08675**

Dear Mr. Lawrence:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K for the Year Ended December 31, 2011

Item 4. Mine Safety Disclosures, page 20

1. We reissue comment one in our letter dated February 1, 2013. Please provide the information required by Item 104 of Regulation S-K in Exhibit 95 to the Form 10-K. See Instruction 1 to Item 104 of Regulation S-K. We note that in correspondence submitted on February 19, 2013, the company indicated that it would attach the required information in a table format as Exhibit 95 to an amendment to the Form 10-K for the fiscal year ended December 31, 2011. In addition, the information in this section should be revised to remove the reference to "none" and instead provide the disclosure required by Instruction 1 to Item 104 of Regulation S-K. Similarly revise the Forms 10-Q for the periods ended September 30, 2012, June 30, 2012 and March 31, 2012.

Signatures

2.  We partially reissue comment eight in our letter dated February 1, 2013.  The Form 10-K must be signed on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions.  See General Instruction D(2) to Form 10-K.  Please include the signature of your principal accounting officer or your controller on behalf of the registrant.  We also note that the amended Form 10-K filed on June 21, 2013 has not been signed.  Please further amend this Form 10-K to provide the appropriate signatures.

Amendment No. 2 to Forms 10-Q for Quarterly Periods Ended March 31, 2012 and September 30, 2012

Certifications

3.  We note the following issues regarding certifications included in your amended filings:
    - the Section 906 certifications filed with your amended Form 10-Q for the quarterly period ended March 31, 2012 references March 31, 2011 instead of March 31, 2012,
    - the Section 302 certification for your President and Chief Executive Officer (i.e., Exhibit 31.1) filed with your amended Form 10-Q for the quarterly period ended September 30, 2012 is not currently dated.  The certification is dated June 30, 2012.
    - The Section 302 certification for your Chief Financial Officer (Exhibit 31.2) filed with your amended Form 10-Q for the quarterly period ended September 30, 2012 is dated June 30, 2013.
    - the Section 906 certifications (i.e., Exhibits 32.1 and 32.2) filed with your amended Form 10-Q for the quarterly period ended September 30, 2012 are for the quarterly period ended June 30, 2012 instead of September 30, 2012.

Please revise your certifications and further amend your Forms 10-Q as appropriate to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Raj Rajan at 202-551-3388 or Brian K. Bhandari at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.  Please contact Tiffany Piland at 202-551-3589 or Pamela Howell at 202-551-3357 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining